UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Walker & Dunlop, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

93148P102

(CUSIP Number)

William M. Walker

c/o Walker & Dunlop, Inc.

7272 Wisconsin Avenue

Suite 1300

Bethesda, Maryland 20814

(301) 215-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons William M. Walker
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF/OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 128,205
	8	Shared Voting Power 1,427,044
	9	Sole Dispositive Power 128,205
	10	Shared Dispositive Power 1,427,044
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,555,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ Not Applicable
13	Percent of Class Represented by Amount in Row (11) 4.7%
14	Type of Reporting Person IN

1	Names of Reporting Persons Walker Family Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,427,044
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,427,044
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,427,044
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ Not Applicable
13	Percent of Class Represented by Amount in Row (11) 4.3%
14	Type of Reporting Person IN

Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 28, 2010 (as amended and supplemented to date, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Walker & Dunlop, Inc., a Maryland corporation (the “Company”) beneficially owned by the Reporting Person. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows.

(a)-(b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 33,030,266 shares of Common Stock outstanding as of July 28, 2022:

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
William M. Walker	1,555,249	4.7%	128,205	1,427,044	128,205	1,427,044
Walker Family Holdings, LLC	1,427,044	4.3%	0	1,427,044	0	1,427,044

Walker Family Holdings, LLC is the record holder of 1,427,044 shares of Common Stock. Mr. Walker is the manager of Walker Family Holdings, LLC and in such capacity may be deemed to beneficially own the securities held by Walker Family Holdings, LLC. In addition, Mr. Walker has sole voting and dispositive power with respect to (i) 92,985 shares of Common Stock held of record by Mr. Walker, (ii) 23,355 unvested shares of restricted stock, and (iii) 11,865 shares of Common Stock held as custodian for his children.

(c)	None.

(d)	None.

(e)	This Amendment No. 7 is being filed to disclose that, as of the date hereof, the Reporting Persons do not beneficially own more than five percent of the Issuer’s Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2022

/s/ William M. Walker
William M. Walker

Walker Family Holdings, LLC

By:	/s/ William M. Walker
Name:	William M. Walker
Title:	Manager